Exhibit 99.1

YS Biopharma Announces Changes to its Board Committees

GAITHERSBURG, Md., January 8, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the Company’s Board of Directors (the “Board”) has approved Ms. Rui Yu as the new Chairperson of its Audit Committee, as a member of its Compensation Committee, and as a member of the Nominating and Corporate Governance Committee on January 7, 2024 (Beijing Time), with immediate effect. Ms. Yu currently serves as a partner at Oceanpine Capital, a position she has held since 2021. Prior to that, she served as a managing director at China Renaissance Group and vice president and head of China healthcare research at Gerson Lehman Group. Ms. Yu received her Bachelor of Science degree from Guangdong Pharmaceutical University, her Master of Science degree from the University of Missouri School of Medicine, and her MBA from the University of Chicago Booth School of Business with concentrations in finance, accounting and entrepreneurship.

Accordingly, the membership of each Board Committee will be as follows:

Audit Committee

Rui Yu (Chairperson), Viren Mehta, and Shaojing Tong

Compensation Committee

Viren Mehta (Chairperson), Ajit Shetty, Shaojing Tong, and Rui Yu

Nominating and Corporate Governance Committee

Ajit Shetty (Chairperson), Viren Mehta, Rui Yu, and Yi Zhang

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Investor Relations Contacts
Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com